UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Event: March 31, 2003

CLAMSHELL ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

Nevada	0-32307	13-4067623
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1515 North Federal Highway Boca Raton, Florida	33432
(Address of Principal Executive Office)	(Zip Code)

561-392-4550
(Registrant's telephone number)

Item 2.   Acquisition or Disposition of Assets.

On March 31, 2003, Clamshell Enterprises, Inc. (the "Company") acquired all of the issued and outstanding common stock of Shutterport, Inc., a Florida corporation. The transaction was completed pursuant to the terms of an Agreement for Share Exchange dated February 3, 2003, a copy of which is attached as an Exhibit. Consideration issued by the Company in exchange for the Shutterport shares was the issuance of one share of the Company's common stock (the "Exchange Shares") for each share of ShutterPort stock acquired.   As a result of the closing under the Agreement for Share Exchange, Shutterport became a wholly-owned subsidiary of the Company.

Prior to the closing under the Agreement for Share Exchange, and pursuant to a Stock Purchase Agreement dated January 31, 2003, ShutterPort purchased 3,331,000 shares of the Company issued and outstanding common stock in anticipation of the completion of the share exchange transaction. In conjunction with completion of the share exchange transaction, the 3,331,000 shares of the Company held be ShutterPort were surrendered for cancellation and are no longer part of the Company's issued and outstanding common stock. After taking this share cancellation into account, following the completion of the share exchange transaction, the Company has a total of 6,581,562 shares of common stock of the Company issued and outstanding.

As soon as reasonably possible following completion of the share exchange transaction, the Company intends to change its name to Medianet Group Technologies, Inc.

Description of Business

Following completion of the share exchange transaction, the Company will not itself directly engage in business operations, but it does intend to continue, and expand, the existing business operations of ShutterPort as its wholly owned subsidiary.

ShutterPort. is a web based application developer and branded service provider which operates, or intends to commence operations, in several related business areas.

Using its Brand-A-Port software, ShutterPort builds brandable and customizable web portals offering a significant number of features and functions. In this area, the business model tracks that of a television network. ShutterPort licenses its content, look and feel to individuals and companies through creation of a web portal, and then customizes and co-brands the portal in the client's name. These individual, corporate and organization affiliates also become the sales agents for the other programs offered by ShutterPort, and receive commissions and overrides on portal sales, monthly hosting fees and product sales.

One of the other programs offered by ShutterPort is the BSP Rewards program. This is a rewards and loyalty program which offers members up to 7% rewards added to any rewards already associated with their credit cards. This program is structured in such a way that it is intended to allow participating merchants, manufacturers and service organizations the opportunity to become reward redemption centers and to enjoy full retail margins on the goods or services distributed as reward premiums.   ShutterPort also intends to form alliances with organizations, associations and manufacturers who register their members and customers into the program for which these member providers receive a passive residual income derived from the members purchases through the program.

The total home view program is a program which is being marketed to newspapers with the intention that they can use it as an incentive to real estate brokers, associates and new home builders to increase their advertising budgets. Newspapers would offer a free individualized web portal to customers who purchase real estate advertisements, and in turn, would agree to pay the Company a set monthly fee for each participant using this service. Each portal would be automatically customized with the name and contact information for the broker/associate, and the broker/associate would be able to upload their own photo and biography and add full home photo tours, descriptions and audios for their listings.

ShutterPort recently acquired 130 color episodes of the 1970's Howdy Doody Show, and is now in the process of making these episodes available for video sales and television syndication. Through its ShutterPort subsidiary, the Company intends to seek to acquire other similar types of intellectual properties and products in the future.

Disclaimer Regarding Forward Looking Statements

Certain statements in the foregoing description of business which are not statements of historical fact are what is known as "forward looking statements." These are basically statements about the future, and for that reason, they involve risk and uncertainty, since no one can accurately predict the future. Words such as "plans," "intends," "will," "hopes," "seeks," "anticipates," "expects," "goal" and "objective" often identify such forward looking statements, but are not the only indication that a statement is a forward looking statement. Such forward looking statements include statements of the plans and objectives of the Company's management with respect to its present and future operations, and statements which express or imply that such present and future operations will or may produce revenues, income or profits. Numerous factors and future events could cause the Company to change such plans and objectives, or fail to successfully implement such plans or achieve such objectives, or cause such present and future operations to fail to produce revenues, income or profits.

Change in Directors

In conjunction with closing under the Agreement for Share Exchange there has also been a change in directors.   The previous directors of the Company resigned and the following persons were appointed as their successors:

Name	Age	Position
Martin A. Berns	66	Chief Executive Officer, President and Chairman
Eugene H. Berns	66	Director
Ivan L. Bial	57	Secretary and Director
Joseph Porrello	58	Director
Dennis Lane	55	Director

The directors named above will serve until the first annual meeting of the Company's stockholders following completion of the share exchange transaction, or until their successors have been appointed. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting.

Biographical Information

Martin A. Berns.

Mr. Berns has 40 years of experience as a marketing consultant, including advertising, TV commercial and show production. Mr. Berns was Vice President of marketing for Realm Productions, a publicly held video production company. He was Associate Producer of the "Jelly Bean Jungle" television series, and acted as Coordinating Producer for the re-syndication and distribution of the 1970's new **"**Howdy Doody" show. Mr. Berns' background includes developing marketing plans and the subsequent establishment, training and administration of large sales organizations for national companies.

Mr. Berns presently serves as President of MUSTeam, Inc., a provider of utility and conservation programs to large-scale commercial, industrial and multifamily housing owners and management companies.

Eugene H. Berns.

Mr. Berns served 23 years as Vice President of sales and marketing, and as a member of the Board of Directors for one of South Florida's largest American Stock Exchange community builders. Mr. Berns has extensive background in sales and marketing, and is responsible for over 2 billion dollars of sales with his former companies. Additionally, he held manyleadership positions in the shelter industry, including past President of the Gold Coast Builders Association, and currently serves on many state and national committees. He is the recipient of numerous industry awards. Mr. Berns also serves as President of Housing Marketing Team, a marketing consultation company whose services include local and national shelter industry market trend analysis, individual and multiple community marketing programs.

Ivan Bial.

A second-generation member of the photo community, Mr. Bial grew up in the industry. In high school he worked part-time in camera stores and photo labs. He served as Vice President and General Manger of Southern Photo Service of Hollywood, Florida, the oldest independent color photo-finishing lab in the United States. Southern Photo Service operated 12 retail stores, 2 satellite photo-labs and a successful professional and amateur mail order division with 165 employees. Additionally, he was a leader in the one-hour photo industry with 55 Minute Photo, a chain of one-hour labs and studios, followed by All American Photo Service. He served as a consultant to Blockbuster Entertainment for their multi-store test of one-hour photo labs. Mr. Bial has additional experience as a National Sales Manager in the telecommunications, software and publishing industry, and is a Member of the Society of Photo Finishing Engineers.

Joseph Porrello.

Mr. Porrello is the Chief Marketing Officer of VICI Marketing Group, Inc., one of the nation's largest and most prestigious direct marketing companies. Mr. Porrello is a highly regarded leader in the audio/video industries, and has received over 90 gold, platinum, and Emmy awards. He is responsible for over $600 million in retail sales, and has numerous contacts in the production, distribution and retail video industries. Mr. Porrello is a Producer and Executive Producer of video productions, and assists the company in reaching the video and direct marketing segments of the market.

Dennis Lane.

Mr. Lane is the co-founder and President of the ShutterPort division. Previously he was co-founder and former President and CEO of Restaurant.com, Inc. Founded in 1997, Restaurant.com is an on-going major success story in the world of dot-com's. Lane's responsibilities, in addition to overseeing the incubation of Restaurant.com, was to oversee the national sales efforts, including the development and training of a corps of sales executives, throughout the country. Lane was responsible for securing and directing the initial relationship between Restaurant.com and its largest marketing partner, an international NYSE listed company whos year 2000 income exceeded twenty-two billion dollars.

Mr. Lane spent well in excess of 20 years as a senior executive in the television industry. He worked in various sectors of multi-media marketing, program development, operations and sales management in both network and independent television. In addition to Lane's management responsibilities, his successes include the development of national marketing programs that often incorporated the participation of Fortune 500 companies. Mr. Lane also founded and served as President of the POS Network, an in-store network of point of sales television commercials the retail industry labeled "the last word in buying decisions." He has worked with most of the nation's largest advertising agencies. Lane has incorporated his network television marketing experience with a series of loyalty programs in conjunction with important retail companies throughout the U.S.

Security Ownership of Management and Certain Principal Shareholders

The following table sets forth, as of the date of completion of the share exchange transaction, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5.0% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.

Name and Address	Number of Shares Beneficially Owned	Percent of Class
Martin A. Berns [1] 1515 N. Federal Hwy., Suite 300 Boca Raton, FL 33432	2,000,000	30.4%
Eugene H. Berns [1] 1515 N. Federal Hwy., Suite 300 Boca Raton, FL 33432	500,000	7.6%
Ivan L. Bial [1] 1515 N. Federal Hwy., Suite 300 Boca Raton, FL 33432	700,000	10.6%
Joseph Porrello [1] 1515 N. Federal Hwy., Suite 300 Boca Raton, FL 33432	55,552	0.8%
Dennis Lane [1] 1515 N. Federal Hwy., Suite 300 Boca Raton, FL 33432	150,000 [2]	2.3%
Steve Adelstein 524 West Tropical Way Plantation, FL 33317	465,000 [3]	7.1%
Mid-Continental Securities Corp. 5150 Tamiami Train North, Ste. 202 Naples, FL 34103	500,000 [4]	7.6%
All officers and directors (5 persons)	3,405,552	51.7%

[1]   The person listed is an officer, a director, or both, of the Company.

[2]   Mr. Lane is the President of Laneco, which owns 16,666 shares, and he thereby claims beneficial ownership of 16,666 shares.

(3) Mr. Adelstein is the President of AUW, Inc., a company which owns 220,000 shares, and he thereby claims beneficial ownership of 220,000 shares.

(4) Mid-Continental Securities Corp. holds 500,000 warrants. 500,000 shares of common stock are beneficially owned, because they may be acquired at any time upon exercise of the warrants. The exercise price is $1.50 per share. The warrants expire on December 31, 2005.

ITEM 7.   Financial Statements and Exhibits.

(a)   Audited financial statements of ShutterPort, Inc., for the fiscal years ending December 31, 2002 and 2001.

(b)   Unaudited Pro Forma Consolidated Financial Information for Clamshell Enterprises, Inc., and ShutterPort, Inc., as of December 31, 2002.

(c) Exhibits.

2.2   Agreement for Share Exchange dated as of February 3, 2003, by and among Clamshell Enterprises, Inc., and ShutterPort, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CLAMSHELL ENTERPRISES, INC.

By: /S/ MARTIN BERNS
       Martin Berns, President and Chief Executive Officer

By: /S/ IVAN BIAL
       Ivan Bial, Secretary

Date: April 7, 2003

Exhibit (a) - Audited financial statements of ShutterPort, Inc., for the fiscal years ending December 31, 2002 and 2001.

SHUTTERPORT, INC.

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

I N D E X

INDEPENDENT AUDITORS' REPORT

BALANCE SHEETS

STATEMENTS OF OPERATIONS

STATEMENTS OF STOCKHOLDERS' DEFICIENCY

STATEMENTS OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

To the Board of Directors and Shareholders
Shutterport, Inc.
Boca Raton, Florida

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheets of Shutterport, Inc. as of December 31, 2002 and 2001 and the related statements of operations, stockholders' deficiency and cash flows for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shutterport, Inc. as of December 31, 2002 and 2001 and the results of its operations and cash flows for the years ended December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financials, the Company has suffered recurring losses from operations and its difficulty in generating sufficient cash flow to meet its obligations and sustain its operations raises substantial doubt about its ability to continue as a going concern. Management's plans with regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Livingston, Wachtell & Co., LLP

New York, New York
January 24, 2003

SHUTTERPORT, INC.

BALANCE SHEETS

	December 31,	
	2002	2001
Assets		
Current assets		
Cash and cash equivalents	$ 344	$ -
Accounts receivable – net	1,000	-
Total current assets	1,344	-
Property and equipment, net	8,826	12,279
Other assets		
Website and software development costs – net	123,547	168,637
Trademark	4,000	4,000
Total other assets	127,547	172,637
Total assets	$ 137,717	$ 184,916
Liabilities and stockholders' deficiency		
Current liabilities		
Bank overdraft	$ -	$ 2,035
Accounts payable and accrued liabilities	30,660	23,099
Due to shareholder	54,600	35,000
Total current liabilities	85,260	60,134
Other liabilities		
Due to shareholders	156,605	99,398
Total liabilities	241,865	159,532
Commitments and contingencies		
Stockholders' deficiency		
Common - no par value -		
50,000,000 shares authorized;		
shares issued and outstanding		
5,686,662 in 2002 and 4,671,110 in 2001	705,733	678,405
Deficit	(809,881)	(653,021)
Total stockholders' equity (deficiency)	(104,148)	25,384
Total liabilities and stockholders' deficiency	$ 137,717	$ 184,916

The accompanying notes are an integral part of these financial statements.

11

SHUTTERPORT, INC.

STATEMENTS OF OPERATIONS

| | Years Ended December 31, | |
	2002	2001
Revenues	$ 24,533	$ 28,296
Cost of sales	135,287	502,328
Gross loss	(110,754)	(474,032)
Operating expenses	42,838	43,892
Loss from operations	(153,592)	(517,924)
Interest expense	3,268	5,025
Net loss	$ (156,860)	$ (522,949)

The accompanying notes are an integral part of these financial statements.

SHUTTERPORT, INC.

STATEMENTS OF STOCKHOLDERS' DEFICIENCY

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Number of Shares	Common Stock Amount	(Deficit)	Total
Balance - January 1, 2001	4,400,326	$ 315,266	$ (130,072)	$ 185,194
Net loss for the year			(522,949)	(522,949)
Common stock issued for services at $0.05	91,502	4,575		4,575
Common stock issued for services and cash at $2.00	179,282	358,564		358,564
Balance - December 31, 2001	4,671,110	678,405	(653,021)	25,384
Net loss for the year			(156,860)	(156,860)
Common stock issued at $2.00	5,000	10,000		10,000
Common stock issued at $0.01	830,000	8,300		8,300
Common stock issued for services at $0.05	180,552	9,028		9,028
Balance - December 31, 2002	5,686,662	$ 705,733	$ (809,881)	$ (104,148)

The accompanying notes are an integral part of these financial statements.

SHUTTERPORT, INC.

STATEMENTS OF CASH FLOWS

| | Years Ended December 31, | |
	2002	2001
Cash flows from operating activities:		
Net loss	$ (156,860)	$ (522,949)
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	48,543	48,389
Common stock issued for services	9,028	298,139
Changes in operating assets and liabilities:		
Accounts receivable, net	(1,000)	-
Accounts payable	7,561	23,099
Net cash used in operating activities	(92,728)	(153,322)
Cash flows from investing activities:		
Purchases of property and equipment	-	(1,536)
Net cash used in investing activities	-	(1,536)
Cash flows from financing activities:		
Bank overdraft	(2,035)	2,035
Common stock issued	18,300	65,000
Due to shareholders, net	76,807	87,428
Net cash provided by financing activities	93,072	154,463
Net increase (decrease) in cash and cash equivalents	344	(395)
Cash and cash equivalents - beginning of year	-	395
Cash and cash equivalents - end of year	$ 344	$ -
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$ 3,268	$ 5,025
Non-cash transactions:		
Stock issued for services rendered	$ 9,028	$ 298,139

The accompanying notes are an integral part of these financial statements.

14

SHUTTERPORT, INC.
NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Shutterport, Inc. (the "Company") formerly named Eshutterbug.com, Inc., a Florida corporation, was founded February 4, 2000. The Company was formed to become an online provider of branded, business to business and business to consumer web portals to a variety of businesses. The Company will act as an aggregator (to bring in a variety of interests to the portal), facilitator (to assist users in communicating with each other) and infomediary (to gather and supply information to users). The Company is also developing a loyalty rewards program ("BSP rewards") and intends to sign member providers and merchants during its initial launch anticipated early in 2003. The Company will charge merchants participating in BSP awards, a percentage of the value of transactions it does.

CAPITAL RESOURCES AND BUSINESS RISKS

The Company's future operations are subject to all of the risks inherent in the establishment of a new business enterprise. At December 31, 2002 and 2001, current liabilities exceeded current assets by $83,916 and $60,134, respectively.

The financial statements have been prepared on the basis that the Company will continue as a going concern, which contemplates the realization and satisfaction of liabilities and commitments in the normal course of business. At December 31, 2002, the Company had an accumulated deficit of $809,881. The Company also realized net losses of $156,860 and $522,949 for the years ended December 31, 2002 and 2001, respectively.

Operations to date have been primarily financed by stockholder debt and equity transactions. As a result, the Company's future operations are dependent upon the identification and successful completion of permanent equity financing, the continued support of shareholders and ultimately, the achievement of profitable operations. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts nor to amounts and classification of liabilities that may be necessary should it be unable to continue as a going concern.

CONTROL BY PRINCIPAL STOCKHOLDERS

The directors, executive officers and their affiliates own beneficially and in the aggregate, the majority of the voting power of the outstanding shares of the common stock of the Company. Accordingly, the directors, executive officers and their affiliates, if they voted their shares uniformly, would have the ability to control the approval of most corporate actions, including increasing the authorized capital stock of the Company and the dissolution, merger or sale of the Company's assets.

RELATED PARTY STOCK TRANSACTIONS AND OTHER STOCK TRANSACTIONS

On April 6, 2000, the three founders of the Company issued 3,200,000 shares at $.01 per share and became the majority shareholders of the Company. Subsequent to this issuance, 1,635,000 shares were issued to related and other parties, by the founders at $.01 per share.

In June 2000, the Company entered into a service agreement with 411now.com,Inc., to develop the web site and the web portal software for the Company. The contract total was $110,000, plus 57,500 shares of the Company. These shares, as determined by management, were valued at $2.00 per share and issued on July 3, 2000.

In June 2000, the Company entered into a service agreement with PSINet Strategic Services, Inc. to provide web hosting and consulting services for the Company. The contract was never completed but 146,782 shares were issued on October 24, 2001 to PSINet Strategic Services, Inc. in consideration of the services that were rendered. These shares, as determined by management, were valued at $2.00 per share. Subsequent to these shares being issued, PSINet Strategic Services, Inc. filed for bankruptcy. Included in accounts payable is $4,850, which is the balance due for the services rendered.

From inception to December 31, 2002, shares have been issued to consultants as compensation for consulting services provided to the Company. The total shares issued and outstanding for these services at December 31, 2002 and 2001 was 536,380 and 355,828, respectively. The Company recognized the cost attributed to these shares in the amount of $.05 per share at the time of issuance.

From inception to December 31, 2002, 111,000 shares have been purchased by various investors for $2.00 per share.

USE OF ESTIMATES

The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

SIGNIFICANT ESTIMATE

Several areas require management's estimates relating to uncertainties for which it is reasonably possible that there will be a material change in the near term. The more significant areas requiring the use of management estimates related to valuation of website development costs, accrued liabilities and the useful lives for amortization and depreciation.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are expensed as incurred. There were no research and development costs for the years ended December 31, 2002 and 2001.

REVENUE RECOGNITION

The Company recognizes revenue when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable, collectibility is reasonably assured, and there are no substantive performance obligations remaining. The Company's revenue recognition policies are in conformity with the AICPA's Statement of Position No. 97-2, "Software Revenue Recognition", as amended ("SOP 97-2").

SOP 97-2 generally requires revenue from software arrangements involving multiple elements to be allocated to each element of the arrangement based on the relative fair values of the elements, such as software products, post-contract customer support, installation, or training and recognized as the element is delivered and the Company has no significant remaining performance obligations. The determination of fair value is based on objective evidence that is specific to the vendor. If evidence of fair value for each element of the arrangement does not exist, and the only outstanding deliverable is post-customer support, all revenue from the arrangement is recognized ratably over the term of the arrangement.

Revenue from website portal services is recognized as the services are performed. The web-site portal service revenues are derived from a combination of fees, which are prepackaged individually for each customer. The customers buy a combination of items specific to their individual needs, upon which revenues are derived.

The Company charges a per-client, per-month repetitive web-site maintenance service fee. Customer payments received in advance for providing maintenance services are recorded as deferred revenue and are then recognized proportionately as the maintenance services are performed. Deferred revenues were not significant as of December 31, 2002 and 2001.

Revenues generated in exchange for advertising services are valued at the fair value of the services exchanged, based on the Company' s own historical practice of receiving cash, or other consideration that is readily convertible to known amounts of cash for similar advertising from buyers unrelated in the barter transaction. During the years ended December 31, 2002 and 2001, revenue derived from barter transactions were not significant.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt investments with a maturity of three months or less as cash equivalents.

EQUIPMENT

Expenditures for maintenance, repairs and betterments, which do not materially extend the normal useful life of an asset, are charged to operations as incurred. Upon sale or other disposition of assets, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income.

Depreciation and amortization are provided for financial reporting primarily on the accelerated and the straight-line methods over the estimated useful lives of the respective assets as follows:

	Estimated Useful Lives
Computer Equipment	5 years

OTHER ASSETS

The Company capitalizes computer software development costs in accordance with the provisions of Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS No. 86"). SFAS No. 86 requires that the Company capitalize computer software development costs upon the establishment of the technological feasibility of a product, to the extent that such costs are expected to be recovered through future sales of the product. Management is required to use professional judgment in determining whether development costs meet the criteria for immediate expense or capitalization. These costs are amortized by the greater of the amount computed using (i) the ratio that current gross revenues from the sales of software bear to the total of current and anticipated future gross revenue from the sales of the software or (ii) the straight line method over the estimated useful life of the product. As a result, the carrying amount of the capitalized software costs may be reduced materially in the near term.

Statement of Position 98-1, "Accounting for the Costs of Computer Software Development For or Obtained for Internal Use" ("SOP 98-1") requires capitalization of certain cost incurred in the development of content for the Company's website and web site maintenance costs are expensed as incurred.

The Company records impairment losses on capitalized software and other long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. The cash flow estimates are based on historical results adjusted to reflect the best estimate of future market and operating conditions. The net carrying value of assets not recoverable is reduced to fair value. Estimates of future cash flows and different assumptions regarding such cash flows could materially affect the estimates.

The Company capitalized in October 2000, $225,000 in website and software development costs. The capitalized costs, which are the outside consulting fees charged by 411now.com, Inc., are amortized to expense based on the estimated useful life (5 years). Amortization expense totaled $45,090 for 2002 and 2001. The estimated aggregate future amortization expense for capitalized website and software development costs remaining as of December 31, 2002 is as follows:

Years	Amount
2003	$45,090
2004	$45,090
2005	$33,367

The trademark was placed in service September 2001 and cost approximately $4,000. The Company examines the carrying value of its intangible assets to determine if there are any impairment losses. If indicators of impairment were present in intangible assets used in operations and future cash flows were not expected to be sufficient to recover the assets' carrying amount, an impairment loss would be charged to expense in the period identified. No event has been identified that would indicate an impairment of the value of trademark recorded in the accompanying financial statements.

START-UP COSTS

The Company, in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-up Activities," expenses all start-up and organizational costs as they incurred.

EQUITY BASED COMPENSATION

The Company accounts for employee stock options in accordance with Accounting Principles Board Option No. 25 (APB), "Accounting for Stock Issued to Employees." Under APB No. 25 the Company recognizes no compensation expense related to employee stock options, as no options are granted at a price below the market price on the day of grant.

SFAS No. 123, "Accounting for Stock-Based Compensation," prescribes the recognition of compensation expense based on the fair value of options on the grant date, allows companies to continue applying APB No. 25 if certain pro forma disclosures are made assuming hypothetical fair value method application.

INCOME TAXES

Income taxes are accounted for under the asset and liability method in accordance with Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" ("FAS 109"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance to the extent that the recoverability of the asset is not considered to be more likely than not.

The Company did not provide any current or deferred income tax provision or benefit for any periods presented to date because it has experienced a net operating loss since inception.

2. LOSS PER SHARE

Basic loss per common share ("LPS") is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted earnings per common share are calculated by adjusting the weighted average outstanding shares, assuming conversion of all potentially dilutive stock options.

The numerator and denominator used in the basic and diluted LPS of common stock computations are presented in the following table.

| | Years Ended December 31, | |
	2002	2001
NUMERATOR FOR BASIC AND DILUTED LPS		
Net loss to common shareholders	$156,860	$522,949
DENOMINATOR FOR BASIC AND DILUTED LPS		
Weighted average shares of common stock		
outstanding	5,345,881	4,507,518

LPS – Basic and diluted	$	(.03)	$	(.12)

3. STOCKHOLDERS' LOANS

The caption "Due to Stockholders" consists of three separate notes, all of which are unsecured. The short term notes consist of two notes. The first note is for $35,000, bearing an annual interest rate at 6.750%, payable monthly and matures in July 2003. The second note is for $19,600, non-interest bearing, due July 1, 2003. The long term note of $156,605, is non-interest bearing and is due June 30, 2004.

The total interest paid on the above notes is $3,268 and $5,025, for the years ended December 31, 2002 and 2001, respectively.

4. EQUIPMENT

Equipment at cost consists of:

	Years Ended December 31,	
	2002	2001
Computer software and equipment	$ 17,263	$ 17,263
Less: accumulated depreciation	8,437	4,984
Total	$ 8,826	$ 12,279

Depreciation expense for the years ended December 31, 2002 and 2001 was $3,453 and $3,299, respectively.

5. INCOME TAXES

The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes."

As of December 31, 2002, the Company has available federal net operating loss carryforwards of approximately $ 482,000 to offset future taxable income. The federal net operating loss carryforwards expire during the years 2020 through 2022.

The Company has recorded a full valuation allowance against the deferred tax assets, including the federal and state net operating loss carryforwards as management believes that it is more likely than not that substantially all of the deferred tax assets will not be realized.

The utilization of the net operating loss may be subject to a substantial limitation due to the "Change of ownership provisions" under Section 382 of the Internal Revenue Code and similar state provisions. Such limitation may result in the expiration of the net operating loss before its utilization.

6.   CAPITAL STOCK, STOCK OPTION PLAN AND WARRANT TRANSACTIONS

The total number of shares of capital stock authorized to be issued by the Company is 50,000,000 shares of Common Stock, $0.00 par value. A total of 5,686,662 and 4,671,110 shares of Common Stock are outstanding as of December 31, 2002 and December 31, 2001, respectively. Each share of capital stock entitles the holder thereof to one vote at each meeting of the stockholders of the Company.

The Company has adopted an Incentive and Non-Qualified stock option plan pursuant to which 500,000 shares of Common Stock have been set aside for issuance upon exercise of stock options. The Plan is designed as a means to retain and motivate key employees, directors and advisors. The Board of Directors administers and interprets the Plan. Options may be granted to all eligible employees of the Company, including officers and non-employee directors and others who perform services for the Company. There are no outstanding options as of December 31, 2002 and 2001.

The Company has issued 500,000 warrants entitling the holders to purchase 500,000 common shares at a price of $1.50, expiring December 31, 2005.

7.   LEGAL PROCEEDINGS

From time to time, the Company has disputes that arise in the ordinary course of its business. Currently, according to management, there are no material legal proceedings to which the Company is party of or to which any of their property is subject.

8.   COMMITMENTS AND CONTINGENCIES

The Company had an employment agreement with one officer providing for certain guaranteed payments starting January 1, 2003 and ending December 31, 2005. . The terms of this employment agreement call for an annual salary of $40,000 plus other standard employee benefits.

9.   SUBSEQUENT EVENTS

On January 31, 2003, the Company entered into a stock purchase agreement (the "Agreement") with Clamshell Enterprises Inc. ("Clamshell"), a Nevada corporation, relating to the purchase of 3,331,000 shares or approximately 93% of the issued and outstanding common stock of Clamshell. Clamshell has engaged in no significant operations other than the acquisition of capital for general and administrative expenses and registration of its securities under the Securities Exchange Act of 1934.

The shares being purchased are currently being held by 5 shareholders of Clamshell. The total purchase price is $35,000, of which a $10,000 deposit was paid at the execution of the agreement and $15,000 is payable at the closing. In addition, a $10,000 non interest bearing promissory note is due February 28, 2003. If the note is not paid in full by February 28, 2003, the promissory note will bear interest at 8% per annum on the outstanding principle balance.

On January 5, 2003, the Company closed on an agreement with Adelstein Productions, Inc., a Florida corporation ("Adelstein"), to acquire 130 color episodes of the '70's Howdy Doody television show ("Purchased Assets"). The Company intends to market this intellectual property through video sales and television syndication. The total purchase price includes 200,000 shares of common stock of the Company at closing and a note payable.

The principal amount of the note payable is $675,000 ("Note"), payable to an Adelstein stockholder ("Holder"), who has been assigned by Adelstein to collect the proceeds of the note and make the proper distributions to the Adelstein shareholders. The Note bears an annual interest rate of approximately 6%. The total principal amount of the note matures on January 5, 2012. Accrued interest shall be payable annually in arrears, provided that the initial interest payment is made simultaneously with the issuance of this Note, by the issuance and delivery of 40,000 shares of the Company's Common Stock to the Holder. On January 5, 2003, the Company issued 40,000 shares of stock to the Holder of the Note for the initial first year interest payment.

The outstanding principal amount of this Note plus all accrued but unpaid interest due thereon shall be convertible at the option of the Holder at a conversion price equal to $1.50 per share, subject to certain equity adjustments. The Holder must convert at least $75,000 of Principal amount at any one time. If less than $75,000 of Principal is outstanding, then all of such remaining amount of principal shall be converted, if any is converted.

The Company shall have the option of paying the interest in cash or shares of the Company's Common Stock. If payment is made in shares, then the number of shares shall be computed based on 60% of the average bid price for the 10 trading days ending on the interest payment date.

The Company may offset against the Note balance any direct out-of-pocket expenses paid by the Company, including legal fees, used to defend any third party claims against the Purchased Assets relating to the ownership of such assets, up to $75,000. The Company is required to provide Adelstein documentation of such expenses.

Exhibit (b) - Unaudited Pro Forma Consolidated Financial Information for Clamshell Enterprises, Inc., and ShutterPort, Inc., as of December 31, 2002.

Unaudited Pro Forma Consolidated Balance Sheet
as of December 31, 2002

	Clamshell Enterprises, Inc. Debit (Credit)	Shutterport, Inc. Debit (Credit)	Ref.	Adjustments Debit (Credit)	Unaudited Pro Forma Clamshell Enterprises, Inc. Debit (Credit)
Assets					
Current assets					
Cash and cash equivalents	23	344	2,3,4	60,000	60,367
Accounts receivable - net	-	1,000		-	1,000
Prepaid interest	-	-	1	40,000	40,000
Total current assets	23	1,344		100,000	101,367
Investments					
Investment in Howdy Doody Library	-	-	1	875,000	875,000
Investment in Clamshell	-	-	2,7	-	-
Total investments	-	-		875,000	875,000
Property and equipment - net	-	8,826		-	8,826
Other assets					
Website and software development costs - net	-	123,547		-	123,547
Trademark	-	4,000		-	4,000
Due from related party	4,210	-	9	(4,210)	-
Total other assets	4,210	127,547		(4,210)	127,547
Total assets	4,233	137,717		970,790	1,112,740

Liabilities and stockholders' deficiency

Current liabilities					
Accounts payable and accrued liabilities	-	30,660		-	30,660
Accrued expenses	6,100	-		-	6,100
Due to stockholders	6,503	-	9	(6,503)	-
Due to shareholder - current	-	54,600	3	(5,000)	49,600
Total current liabilities	12,603	85,260		(11,503)	86,360
Other liabilities					
Note payable - longterm	-	-	1	675,000	675,000
Due to shareholders - noncurrent	-	156,605		-	156,605
Total other liabilities	-	156,605		675,000	831,605
Total liabilities	12,603	241,865		663,497	917,965
Stockholders' deficiency					
Preferred stock - Clamshell Enterprises, Inc. 5,000,000 shares authorized at $.01 par value -0- shares issued and outstanding	-	-		-	-
Common stock - Clamshell Enterprises, Inc. 50,000,000 shares authorized at $.001 par value 6,581,562 shares issued and outstanding	3,586	-	3,4,5	2,996	6,582
Common stock - Shutterport, Inc. 50,000,000 authorized, no par value -0- shares issued and outstanding (5,686,662+200,000+40,000-5,926,662)	-	705,733	1,6	(705,733)	-
Additional paid-in capital	18,887	-	3,4,5,6 ,7,8,9	979,187	998,074
Deficit	(30,843)	(809,881)	8	30,843	(809,881)
Total stockholders' equity (deficiency)	(8,370)	(104,148)		307,293	194,775
Total liabilities and stockholder's equity (deficiency)	4,233	137,717		970,790	1,112,740

Notes

The following pro forma adjustments are included in the pro forma unaudited consolidated balance sheet of Clamshell Enterprises, Inc. at December 31, 2002:

DESCRIPTION	DR	CR
1 (Shutterport)		
Howdy Doody Library	875,000.00	
Note Payable - Longterm		675,000.00
Common Stock (200,000 @ $1/share)		200,000.00
Common Stock (40,000 @ $1/share)		40,000.00
Prepaid Interest (first year paid at closing in advance)	40,000.00	
	915,000.00	915,000.00
To record the purchase of Howdy Doody video library on 1/5/03.		
2 (Shutterport)		
Cash		35,000.00
Investment in Clamshell (3,331,000 shares)	35,000.00	
	35,000.00	35,000.00
To record the purchase of Clamshell shares on 1/31/03. All amounts per the agreement were settled in cash when due.		
3 (Clamshell/Shutterport)		
Cash	45,000.00	
Due to shareholders - current	5,000.00	
Common Stock (200,000 @$.001 par value)		200.00
APIC		49,800.00
	50,000.00	50,000.00
To record private placement to existing Shutterport shareholders, 1/25/03, 200,000 @ $.25/share.		
4 (Clamshell)		
Cash	50,000.00	
Common Stock (200,000 @$.001 par value)		200.00
APIC		49,800.00
	50,000.00	50,000.00
To record private placement to others, date unknown, 200,000 @ $.25/share.		
5 (Clamshell)		
Common Stock		5,927.00
	3,331.00	
APIC	5,927.00	3,331.00

	9,258.00	9,258.00

To record retirement of Clamshell 3,331,000 shares
and issuance of 5,927,000 shares for exchange
with Shutterport shareholders.

6 (Combined)

Common Stock - Shutterport	945,733.00	
APIC		945,733.00
	945,733.00	945,733.00

To record exchange of Shutterport shares.

7 (Combined)

Investment in Clamshell		35,000.00
APIC	35,000.00	
	35,000.00	35,000.00

To eliminate investment on combined books.

8 (Combined)

Deficit - Clamshell		30,843.00
APIC	30,843.00	
	30,843.00	30,843.00

To eliminate Clamshell operations on combined books.

9 (Combined)

Due from related party		4,210.00
Due to stockholders	6,503.00	
APIC		2,293.00
	6,503.00	6,503.00

To write-off Clamshell balances not assumed by combined company.

Exhibit 2.2   Agreement for Share Exchange dated as of February 3, 2003, by and among Clamshell
                Enterprises, Inc., and ShutterPort, Inc.

AGREEMENT FOR SHARE EXCHANGE

THIS AGREEMENT FOR SHARE EXCHANGE (this "Agreement") is dated as of February 3, 2003, by and among CLAMSHELL ENTERPRISES, INC., a Nevada corporation ("CLAMSHELL") and SHUTTERPORT, INC., a Florida corporation ("SHUTTERPORT").

RECITALS:

WHEREAS, CLAMSHELL and SHUTTERPORT desire to complete a share exchange transaction pursuant to which CLAMSHELL shall acquire all of the issued and outstanding common stock of SHUTTERPORT solely in exchange for the issuance of shares of voting stock of CLAMSHELL; and

WHEREAS, the Board of Directors of CLAMSHELL and the Board of Directors of SHUTTERPORT have each approved the proposed transaction, contingent upon satisfaction prior to closing of all of the terms and conditions of this Agreement; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with completion of the proposed share exchange transaction.

NOW, THEREFORE, in consideration of the foregoing recitals, which shall be considered an integral part of this Agreement, and the covenants, conditions, representations and warranties hereinafter set forth, the parties hereby agree as follows:

ARTICLE I
THE EXCHANGE

1.1   **The Exchange**. At the Closing (as hereinafter defined), CLAMSHELL shall acquire all of the issued and outstanding common stock of SHUTTERPORT (other than "Dissenting Shares," if any, as that term is defined in Section 5.2(d) hereof). Consideration to be issued by CLAMSHELL in exchange for the SHUTTERPORT shares shall be the issuance of one share of common stock of CLAMSHELL (the "Exchange Shares") for each share of SHUTTERPORT stock acquired. The Exchange shall take place upon the terms and conditions provided for in this Agreement and applicable state law. Exclusive of shares issuable in the future upon exercise of warrants, options, and/or any other rights to acquire shares of CLAMSHELL which may be outstanding following closing hereunder, after taking into account the anticipated cancellation of 3,331,000 previously issued and outstanding shares of CLAMSHELL, pursuant to and in accordance with the provisions of Section 4.5 hereof, and assuming that there are no Dissenting Shares in SHUTTERPORT, immediately after such closing there shall be a total of   approximately

6,581,562 shares of common stock of CLAMSHELL issued and outstanding. For Federal income tax purposes, it is intended that the Exchange shall constitute a tax-free reorganization within the meaning of Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended (the "Code").

1.2 **Closing and Effective Time**. Subject to the provisions of this Agreement, the parties shall hold a closing (the "Closing") on (i) the first business day on which the last of the conditions set forth in Article V to be fulfilled prior to the Closing is fulfilled or waived or (ii) such other date as the parties hereto may agree (the "Closing Date"), at such time and place as the parties hereto may agree. Such date shall be the date of Exchange (the "Effective Time").

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ARTICLE II
REPRESENTATIONS AND WARRANTIES

</center>

2.1 **Representations and Warranties of CLAMSHELL.** CLAMSHELL represents and warrants to SHUTTERPORT as follows:

(a) **Organization, Standing and Power**. CLAMSHELL is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary.

(b) **Capital Structure**. As of the date of execution of this Agreement, the authorized capital stock of CLAMSHELL consists of 50,000,000 shares of Common Stock with a par value of $0.001 per share, of which 3,985,900 shares are currently issued and outstanding, and 5,000,000 shares of Preferred Stock with a par value of $0.001, of which no shares are currently issued and outstanding. The Exchange Shares to be issued pursuant to this Agreement shall be, when issued pursuant to the terms of the resolution of the Board of Directors of CLAMSHELL approving such issuance, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as otherwise specified herein, as of the date of execution of this Agreement, there are no other options, warrants, calls, agreements or other rights to purchase or otherwise acquire from CLAMSHELL at any time, or upon the happening of any stated event, any shares of the capital stock of CLAMSHELL whether or not presently issued or outstanding.

(c) **Certificate of Incorporation, Bylaws, and Minute Books**. The copies of the Articles of Incorporation and of the Bylaws of CLAMSHELL which have been delivered to SHUTTERPORT are true, correct and complete copies thereof. The minute book of CLAMSHELL, which has been made available for inspection, contains accurate minutes of all meetings and accurate consents in lieu of meetings of the Board of Directors (and any committee thereof) and of the shareholders of CLAMSHELL since the date of incorporation and accurately reflects all transactions referred to in such minutes and consents in lieu of meetings.

(d)   **Authority**. CLAMSHELL has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of CLAMSHELL. No other corporate or shareholder proceedings on the part of CLAMSHELL are necessary to authorize the Exchange, or the other transactions contemplated hereby.

(e)   **Conflict with Other Agreements; Approvals**. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or the creation of a lien, pledge, security interest or other encumbrance on assets (any such conflict, violation, default, right of termination, cancellation or acceleration, loss or creation, a "violation") pursuant to any provision of the Articles of Incorporation or Bylaws or any organizational document of CLAMSHELL or, result in any violation of any loan or credit agreement, note, mortgage, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to CLAMSHELL which violation would have a material adverse effect on CLAMSHELL taken as a whole. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a "Governmental Entity") is required by or with respect to CLAMSHELL in connection with the execution and delivery of this Agreement by CLAMSHELL or the consummation by CLAMSHELL of the transactions contemplated hereby.

(f)   **Books and Records**. CLAMSHELL has made and will make available for inspection by SHUTTERPORT upon reasonable request all the books of CLAMSHELL relating to the business of CLAMSHELL. Such books of CLAMSHELL have been maintained in the ordinary course of business. All documents furnished or caused to be furnished to SHUTTERPORT by CLAMSHELL are true and correct copies, and there are no amendments or modifications thereto except as set forth in such documents.

(g)   **Compliance with Laws**. CLAMSHELL is and has been in compliance in all material respects with all laws, regulations, rules, orders, judgments, decrees and other requirements and policies imposed by any Governmental Entity applicable to it, its properties or the operation of its businesses.

(h) **SEC Filings.** CLAMSHELL filed a registration statement on Form 10-SB under the Securities Exchange Act of 1934 on May 6, 2002, which was subsequently amended on June 14, 2002 and September 20, 2002. In accordance with Section 12(g) under the 1934 Act such registration statement became effective on or about July 5, 2002. Thereafter, CLAMSHELL has filed all periodic reports required to be filed with the Securities and Exchange Commission and as of the date hereof, is current in its filing obligations.

(i) **Financial Statements and Tax Returns**. Copies of CLAMSHELL's audited financial statements for the fiscal year ended December 31, 2002 and of its tax return for the year 2001 have been delivered to SHUTTERPORT.

(j) **Litigation**. There is no suit, action or proceeding pending, or, to the knowledge of CLAMSHELL, threatened against or affecting CLAMSHELL which is reasonably likely to have a material adverse effect on CLAMSHELL, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against CLAMSHELL having, or which, insofar as reasonably can be foreseen, in the future could have, any such effect.

(k) **Tax Returns**. CLAMSHELL has duly filed any tax reports and returns required to be filed by it and has fully paid all taxes and other charges claimed to be due from it by any federal, state or local taxing authorities. There are not now any pending questions relating to, or claims asserted for, taxes or assessments asserted upon CLAMSHELL.

2.2 **Representations and Warranties of SHUTTERPORT.** SHUTTERPORT represents and warrants to CLAMSHELL as follows:

(a) **Organization, Standing and Power**. SHUTTERPORT is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary.

(b) **Capital Structure**. The authorized capital stock of SHUTTERPORT consists of 50,000,000 shares of Common Stock with no par value. As of the date of execution of this Agreement, it has a total of 5,926,662 shares of common stock issued and outstanding.   All outstanding shares of SHUTTERPORT stock are validly issued, fully paid and nonassessable and not subject to preemptive rights or other restrictions on transfer. All of the issued and outstanding shares of SHUTTERPORT were issued in compliance with all applicable securities laws. Except as otherwise specified herein, there are no options, warrants, calls, agreements or other rights to purchase or otherwise acquire from SHUTTERPORT at any time, or upon the happening of any stated event, any shares of the capital stock of SHUTTERPORT.

(c)   **Certificate of Incorporation, Bylaws and Minute Books**. The copies of the Articles of Incorporation and of the other corporate documents of SHUTTERPORT which have been delivered to CLAMSHELL are true, correct and complete copies thereof. The minute books of SHUTTERPORT which have been made available for inspection contain accurate minutes of all meetings and accurate consents in lieu of meetings of the Board of Directors (and any committee thereof) and of the shareholders of SHUTTERPORT since the date of incorporation and accurately reflect all transactions referred to in such minutes and consents in lieu of meetings.

(d)   **Authority**. SHUTTERPORT has all requisite power to enter into this Agreement and, subject to approval of the proposed transaction by the holders of at least a majority of all issued and outstanding shares which are entitled to vote to approve the proposed transaction, has the requisite power and authority to consummate the transactions contemplated hereby. Except as specified herein, no other corporate or shareholder proceedings on the part of SHUTTERPORT are necessary to authorize the Exchange and the other transactions contemplated hereby.

(e)   **Conflict with Agreements; Approvals**. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of any provision of the Certificate of Incorporation or Bylaws of SHUTTERPORT or of any loan or credit agreement, note, mortgage, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to SHUTTERPORT or its properties or assets. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to SHUTTERPORT in connection with the execution and delivery of this Agreement by SHUTTERPORT, or the consummation by SHUTTERPORT of the transactions contemplated hereby.

(f)   **Financial Statements**. Copies of SHUTTERPORT's audited financial statements for the year ended December 31, 2002 have been delivered to CLAMSHELL.

(g)   **Books and Records**. SHUTTERPORT has made and will make available for inspection by CLAMSHELL upon reasonable request all the books of account, relating to the business of SHUTTERPORT. Such books of account of SHUTTERPORT have been maintained in the ordinary course of business. All documents furnished or caused to be furnished to CLAMSHELL by SHUTTERPORT are true and correct copies, and there are no amendments or modifications thereto except as set forth in such documents.

(h)   **Compliance with Laws.** SHUTTERPORT is and has been in compliance in all material respects with all laws, regulations, rules, orders, judgments, decrees and other requirements and policies imposed by any Governmental Entity applicable to it, its properties or the operation of its businesses.

(i)   **Liabilities and Obligations**. SHUTTERPORT has no material liabilities or obligations (absolute, accrued, contingent or otherwise) except (i) liabilities that are reflected and reserved against on the SHUTTERPORT financial statements that have not been paid or discharged since the date thereof and (ii) liabilities incurred since the date of such financial statements in the ordinary course of business consistent with past practice and in accordance with this Agreement.

(j)   **Litigation.** There is no suit, action or proceeding pending, or, to the knowledge of SHUTTERPORT threatened against or affecting SHUTTERPORT, which is reasonably likely to have a material adverse effect on SHUTTERPORT, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against SHUTTERPORT having, or which, insofar as reasonably can be foreseen, in the future could have, any such effect.

(k)   **Taxes.** SHUTTERPORT has filed or will file within the time prescribed by law (including extension of time approved by the appropriate taxing authority) all tax returns and reports required to be filed with all other jurisdictions where such filing is required by law; and SHUTTERPORT has paid, or made adequate provision for the payment of all taxes, interest, penalties, assessments or deficiencies due and payable on, and with respect to such periods. SHUTTERPORT knows of (i) no other tax returns or reports which are required to be filed which have not been so filed and (ii) no unpaid assessment for additional taxes for any fiscal period or any basis therefor.

(l)   **Licenses, Permits; Intellectual Property**. SHUTTERPORT owns or possesses in the operation of its business all material authorizations which are necessary for it to conduct its business as now conducted. Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby will require any notice or consent under or have any material adverse effect upon any such authorizations.

ARTICLE III
COVENANTS RELATING TO CONDUCT OF BUSINESS

3.1   **Covenants of SHUTTERPORT and CLAMSHELL**. During the period from the date of this Agreement and continuing until the Effective Time, SHUTTERPORT and CLAMSHELL each agree as to themselves and their related entities that (except as expressly contemplated or permitted by this Agreement, or to the extent that the other party shall otherwise consent in writing):

(a) **Ordinary Course**. Each party shall carry on its respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted.

(b) **Dividends; Changes in Stock**. No party shall (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, or (ii) repurchase or otherwise acquire, or permit any subsidiary to purchase or otherwise acquire, any shares of its capital stock.

(c) **Issuance of Securities**.   No party shall issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class, any voting debt or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting debt or convertible securities.

(d) **Governing Documents**. No party shall amend or propose to amend its Articles of Incorporation or Bylaws.

(e) **No Dispositions** . Except for the transfer of assets in the ordinary course of business consistent with prior practice, no party shall sell, lease, encumber or otherwise dispose of, or agree to sell, lease, encumber or otherwise dispose of, any of its assets, which are material, individually or in the aggregate, to such party.

(f) **Indebtedness**. No party shall incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of such party or guarantee any debt securities of others other than in each case in the ordinary course of business consistent with prior practice.

3.2   **Other Actions** . No party shall take any action that would or is reasonably likely to result in any of its representations and warranties set forth in this Agreement being untrue as of the date made (to the extent so limited), or in any of the conditions to the Exchange set forth in Article V not being satisfied.

ARTICLE IV
ADDITIONAL AGREEMENTS

4.1   **Restricted CLAMSHELL Shares**. The Exchange Shares will not be registered under the Securities Act, but will be issued pursuant to an exemption from such registration requirements for transactions not involving a public offering. Accordingly, the Exchange Shares will constitute "restricted securities" for purposes of the Securities Act and applicable state securities laws and the holders of Exchange Shares will not be able to transfer such shares except upon compliance with the registration requirements of the Securities Act and applicable state securities laws or in reliance upon an available exemption therefrom. The certificates evidencing the Exchange Shares shall contain a legend to the foregoing effect and the holders of such shares shall deliver at Closing an Investment Letter acknowledging the fact that the Exchange Shares are restricted securities and agreeing to the foregoing transfer restrictions.

4.2 **Access to Information**. Upon reasonable notice, CLAMSHELL and SHUTTERPORT shall each afford to the officers, employees, accountants, counsel and other representatives of the other company, access to all their respective properties, books, contracts, commitments and records and, during such period, each of CLAMSHELL and SHUTTERPORT shall furnish promptly to the other (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of Federal or state securities laws and (b) all other information concerning its business, properties and personnel as such other party may reasonably request. Unless otherwise required by law, the parties will hold any such information which is nonpublic in confidence until such time as such information otherwise becomes publicly available through no wrongful act of either party, and in the event of termination of this Agreement for any reason each party shall promptly return all nonpublic documents obtained from any other party, and any copies made of such documents, to such other party.

4.3 **Legal Conditions to Exchange**. Each of CLAMSHELL and SHUTTERPORT shall take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on itself with respect to the Exchange and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or upon any of their related entities or subsidiaries in connection with the Exchange. Each party shall take all reasonable actions necessary to obtain (and will cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity or other public or private third party, required to be obtained or made by CLAMSHELL or SHUTTERPORT or any of their related entities or subsidiaries in connection with the Exchange or the taking of any action contemplated thereby or by this Agreement.

4.4 **CLAMSHELL Board of Directors and Officers**. The current directors of CLAMSHELL shall resign as of the Closing Date after appointing successors designated by SHUTTERPORT.

4.5 **Cancellation of CLAMSHELL Shares**. By execution of this Agreement, ShutterPort hereby agrees that as soon as reasonably possible following the closing of the Exchange, it shall surrender for cancellation the 3,331,000 shares of CLAMSHELL which it purchased pursuant to and in accordance with the terms of the Stock Purchase Agreement dated January 31, 2003. It is hereby acknowledged and agreed that upon cancellation of such shares they shall become treasury stock of CLAMSHELL and shall not be considered to be part of the issued and outstanding common stock of CLAMSHELL.

ARTICLE V
CONDITIONS PRECEDENT

5.1 **Conditions to Each Party's Obligation To Effect the Exchange**. The respective obligations of each party to effect the Exchange shall be conditional upon the filing, occurring or obtainment of all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by any governmental entity or by any applicable law, rule, or regulation governing the transactions contemplated hereby.

5.2 **Conditions to Obligations of CLAMSHELL**. The obligation of CLAMSHELL to effect the Exchange is subject to the satisfaction of the following conditions on or before the Closing Date unless waived by CLAMSHELL:

(a) **Representations and Warranties**. The representations and warranties of SHUTTERPORT set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement, and CLAMSHELL shall have received a certificate signed on behalf of SHUTTERPORT by the President of SHUTTERPORT to such effect.

(b) **Performance of Obligations of SHUTTERPORT**. SHUTTERPORT shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and CLAMSHELL shall have received a certificate signed on behalf of SHUTTERPORT by the President to such effect.

(c) **Closing Documents**. CLAMSHELL shall have received such certificates and other closing documents as counsel for CLAMSHELL shall reasonably request.

(d) **Dissenting Shares**. The number of shares of common stock of SHUTTERPORT with respect to which objections to the share exchange and demands for payment of the fair value thereof shall have been made in accordance with the provisions of Section of the Florida Revised Statutes, and with respect to which such demands shall not have been withdrawn with the consent of SHUTTERPORT and CLAMSHELL shall not exceed three percent (3%) of the number of shares entitled to object and make such demand.

(e) **Consents**. SHUTTERPORT shall have obtained the consent or approval of each person whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, in the reasonable opinion of CLAMSHELL, individually or in the aggregate, have a material adverse effect on SHUTTERPORT and its subsidiaries and related entities taken as a whole upon the consummation of the transactions contemplated hereby. SHUTTERPORT shall also have received the approval of its shareholders in accordance with applicable law.

(f)   **Due Diligence Review**. CLAMSHELL shall have completed to its reasonable satisfaction a review of the business, operations, finances, assets and liabilities of SHUTTERPORT and shall not have determined that any of the representations or warranties of SHUTTERPORT contained herein are, as of the date hereof or the Closing Date, inaccurate in any material respect or that SHUTTERPORT is otherwise in violation of any of the provisions of this Agreement.

(g)   **Pending Litigation**. There shall not be any litigation or other proceeding pending or threatened to restrain or invalidate the transactions contemplated by this Agreement, which, in the sole reasonable judgment of CLAMSHELL, made in good faith, would make the consummation of the Exchange imprudent. In addition, there shall not be any other litigation or other proceeding pending or threatened against SHUTTERPORT, the consequences of which, in the judgment of CLAMSHELL, could be materially adverse to SHUTTERPORT.

5.3   **Conditions to Obligations of SHUTTERPORT**. The obligation of SHUTTERPORT to effect the Exchange is subject to the satisfaction of the following conditions unless waived by SHUTTERPORT:

(a)   **Representations and Warranties.** The representations and warranties of CLAMSHELL set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement, SHUTTERPORT shall have received a certificate signed on behalf of CLAMSHELL by the President to such effect.

(b)   **Performance of Obligations of CLAMSHELL**. CLAMSHELL shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and SHUTTERPORT shall have received a certificate signed on behalf of CLAMSHELL by the President to such effect.

(c)   **Shareholder Approval**. Shareholders holding not less than a majority of all issued and outstanding shares of SHUTTERPORT which are entitled to vote to approve the proposed share exchange transaction shall have consented to or voted in favor of completion of the proposed transaction.

(d)   **Opinion of Counsel for CLAMSHELL**. SHUTTERPORT shall have received an opinion dated the Closing Date from counsel for CLAMSHELL, in form and substance reasonably satisfactory to SHUTTERPORT and its counsel relating to such matters as are customarily delivered in connection with a Exchange transaction.

(e)   **Closing Documents**. SHUTTERPORT shall have received such certificates and other closing documents as counsel for SHUTTERPORT shall reasonably request.

(f)   **Consents**. CLAMSHELL shall have obtained the consent or approval of each person whose consent or approval shall be required in connection with the transactions contemplated hereby.

(g)   **Due Diligence Review**. SHUTTERPORT shall have completed to its reasonable satisfaction a review of the business, operations, finances, assets and liabilities of CLAMSHELL and shall not have determined that any of the representations or warranties of CLAMSHELL contained herein are, as of the date hereof or the Closing Date, inaccurate in any material respect or that CLAMSHELL is otherwise in violation of any of the provisions of this Agreement.

(h)   **Pending Litigation**. There shall not be any litigation or other proceeding pending or threatened to restrain or invalidate the transactions contemplated by this Agreement, which, in the sole reasonable judgment of SHUTTERPORT, made in good faith, would make the consummation of the Exchange imprudent. In addition, there shall not be any other litigation or other proceeding pending or threatened against CLAMSHELL the consequences of which, in the judgment of SHUTTERPORT, could be materially adverse to CLAMSHELL.

ARTICLE VI
TERMINATION AND AMENDMENT

6.1   **Termination**. This Agreement may be terminated at any time prior to the Effective Time:

(a)   by mutual consent of CLAMSHELL and SHUTTERPORT;

(b)   by either CLAMSHELL or SHUTTERPORT if there has been a material breach of any representation, warranty, covenant or agreement on the part of the other set forth in this Agreement which breach has not been cured within five (5) business days following receipt by the breaching party of notice of such breach, or if any permanent injunction or other order of a court or other competent authority preventing the consummation of the Exchange shall have become final and non-appealable; or

(c)   by either CLAMSHELL or SHUTTERPORT if the Exchange shall not have been consummated before March 31, 2003.

6.2   **Effect of Termination**. In the event of termination of this Agreement by either SHUTTERPORT or CLAMSHELL as provided in Section 6.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party hereto. In such event, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

6.3 **Amendment**. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, provided no amendment shall be made which by law requires approval by the shareholders of any party without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

6.4 **Extension; Waiver**. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

ARTICLE VII
GENERAL PROVISIONS

7.1 **Survival of Representations, Warranties and Agreements**. All of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time for a period of three years from the date of this Agreement.

7.2 **Notices**. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) If to CLAMSHELL to:	5150 N. Tamiami Trail, Suite 202 Naples, Florida 34103
(b) If to SHUTTERPORT, to:	1515 North Federal Highway Boca Raton, Florida 33432

7.3 **Interpretation**. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available.

7.4   **Counterparts**. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

7.5   **Entire Agreement; No Third Party Beneficiaries; Rights of Ownership**. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

7.6   **Governing Law**. This Agreement shall be governed and construed in accordance with the laws of the State of Nevada without regard to principles of conflicts of law. Each party hereby irrevocably submits to the jurisdiction of any Nevada state court or any federal court in the State of Nevada in respect of any suit, action or proceeding arising out of or relating to this Agreement, and irrevocably accept for themselves and in respect of their property, generally and unconditionally, the jurisdiction of the aforesaid courts.

7.7   **No Remedy in Certain Circumstances**. Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof or thereof to be null, void or unenforceable, or order any party to take any action inconsistent herewith or not to take any action required herein, the other party shall not be entitled to specific performance of such provision or part hereof or thereof or to any other remedy, including but not limited to money damages, for breach hereof or thereof or of any other provision of this Agreement or part hereof or thereof as a result of such holding or order.

7.8   **Publicity**. Except as otherwise required by law or the rules of the SEC, so long as this Agreement is in effect, no party shall issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Agreement without the written consent of the other party, which consent shall not be unreasonably withheld.

7.9   **Assignment**. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that CLAMSHELL may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to any direct or indirect wholly owned subsidiary of such company. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

IN WITNESS WHEREOF, this Agreement for Share Exchange has been signed by the parties set forth below as of the date set forth above.

CLAMSHELL ENTERPRISES, INC.

By:_____
     President

SHUTTERPORT, INC.

By:_____
     President